UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

AMTD INTERNATIONAL INC.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G2957E 101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2957E 101

1	Names of Reporting Persons Calvin Choi
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,526,627 shares (represented by 4,526,627 Class B ordinary shares, which may be converted into 4,526,627 Class A ordinary shares at any time).(1)
	6	Shared Voting Power 65,000,000 shares (represented by 65,000,000 Class B ordinary shares, which may be converted into 65,000,000 Class A ordinary shares at any time).(2)
	7	Sole Dispositive Power 4,526,627 shares (represented by 4,526,627 Class B ordinary shares, which may be converted into 4,526,627 Class A ordinary shares at any time).(1)
	8	Shared Dispositive Power 65,000,000 shares (represented by 65,000,000 Class B ordinary shares, which may be converted into 65,000,000 Class A ordinary shares at any time).(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 69,526,627 shares.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 28.3%.(3)
12	Type of Reporting Person IN

Notes:

(1)	Directly held by Infinity Power Investments Limited, which is wholly owned by Calvin Choi. See Item 4.
(2)

Directly held by AMTD Group Company Limited. As Calvin Choi wholly owns Infinity Power Investments Limited, which in turn holds 32.5% of the issued and outstanding share capital of AMTD Group Company Limited, Calvin Choi may be deemed to beneficially own the corresponding 65,000,000 Class B ordinary shares. See Item 4.

(3)	Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

2

CUSIP No. G2957E 101

1	Names of Reporting Persons Infinity Power Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,526,627 shares (represented by 4,526,627 Class B ordinary shares, which may be converted into 4,526,627 Class A ordinary shares at any time).
	6	Shared Voting Power 65,000,000 shares (represented by 65,000,000 Class B ordinary shares, which may be converted into 65,000,000 Class A ordinary shares at any time).(1)
	7	Sole Dispositive Power 4,526,627 shares (represented by 4,526,627 Class B ordinary shares, which may be converted into 4,526,627 Class A ordinary shares at any time).
	8	Shared Dispositive Power 65,000,000 shares (represented by 65,000,000 Class B ordinary shares, which may be converted into 65,000,000 Class A ordinary shares at any time).(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 69,526,627 shares.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 28.3%.(2)
12	Type of Reporting Person CO

Notes:

(1)

Directly held by AMTD Group Company Limited. As Infinity Power Investments Limited holds 32.5% of the issued and outstanding share capital of AMTD Group Company Limited, Infinity Power Investments Limited may be deemed to beneficially own the corresponding 65,000,000 Class B ordinary shares. See Item 4.

(2)	Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

3

Item 1(a).	Name of Issuer:

AMTD International Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25/F Nexxus Building

41 Connaught Road Central

Hong Kong

Item 2(a).	Name of Person Filing:

Calvin Choi; and

Infinity Power Investments Limited.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

For Calvin Choi:

25/F Nexxus Building

41 Connaught Road Central

Hong Kong

For Infinity Power Investments Limited:

Vistra Corporate Services Center, Wickham Cay II

Road Town, Tortola

VG1110, British Virgin Islands

Item 2(c).	Citizenship:

Calvin Choi: Canada; and

Infinity Power Investments Limited: British Virgin Islands.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share.

The Company’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, each with par value of US$0.0001 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Item 2(e).	CUSIP No.:

G2957E 101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares by each of the reporting persons is provided as of December 31, 2019.

	Amount beneficially owned	Percent of class	Percent of aggregate voting power	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Calvin Choi	69,526,627	28.3%	33.7%	4,526,627	65,000,000	4,526,627	65,000,000
Infinity Power Investments Limited	69,526,627	28.3%	33.7%	4,526,627	65,000,000	4,526,627	65,000,000

Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the reporting person. The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 245,611,479 issued and outstanding ordinary shares (consisting of 41,084,851 Class A ordinary shares and 204,526,628 Class B ordinary shares) of the Company as of December 31, 2019 as a single class. In computing the percentage ownership of the reporting persons, we have included, where applicable, shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after December 31, 2019.

As of December 31, 2019, Calvin Choi held 100% of the issued and outstanding shares of Infinity Power Investments Limited, which in turn held (i) 4,526,627 Class B ordinary shares of the Company and (ii) 32.5% of the issued and outstanding shares of AMTD Group Company Limited, which in turn held 200,000,001 Class B ordinary shares of the Company. Each of Infinity Power Investments Limited and AMTD Group Company Limited is a British Virgin Islands company. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Calvin Choi may be deemed to beneficially own all of the shares held by Infinity Power Investments Limited.

For each reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of all of the Company’s Class A ordinary shares and Class B ordinary shares as a single class.

On January 10, 2020, AMTD Group Company Limited sold 5,674,000 ordinary shares to P&R Finance Limited pursuant to a share purchase agreement dated December 31, 2019. This transaction has not been reflected in the calculation of beneficial ownership in this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

Calvin Choi

/s/ Calvin Choi

Infinity Power Investments Limited

By:	/s/ Calvin Choi
Name:	Calvin Choi
Title:	Director

[Signature Page to Schedule 13G]